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                 July 5, 2023

       Philip O. Strawbridge
       Senior Vice President and Chief Financial Officer
       Centrus Energy Corp.
       6901 Rockledge Drive
       Suite 800
       Bethesda, MD 20817

                                                        Re: Centrus Energy
Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed June 28, 2023
                                                            File No. 333-272984

       Dear Philip O. Strawbridge:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Brophy Christensen